                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C. 20549

                                  SCHEDULE 13D

                     UNDER SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5 )


                         Food Technology Service, Inc.
                          (formerly Vindicator, Inc.)
                     -------------------------------------
                                (Name of Issuer)


                         Common Shares, $0.01 Par Value
                     -------------------------------------
                         (Title of Class of Securities)


                                   927341107
                     -------------------------------------
                                 (CUSIP Number)


                            David L. Nicholds, Esq.
                                MDS Nordion Inc.
                                 447 March Road
                        Kanata, Ontario, Canada K2K 1X8
                     -------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


    Letter Agreement signed April 28, 2000, effective as of February 4, 2000
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a pervious statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 13 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------                  -----------------------------
CUSIP NO.       927341107                         PAGE    1    OF    6    PAGES
          ----------------------                       -------    -------
--------------------------------                  -----------------------------


----------------- -------------------------------------------------------------

       1          NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON.

                  MDS Nordion Inc. (formerly Nordion International Inc.)

----------------- -------------------------------------------------------------

       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*.    (a) [ ]

                                                                        (b) [X]
----------------- -------------------------------------------------------------

       3          SEC USE ONLY
----------------- -------------------------------------------------------------

       4          SOURCE OF FUNDS*     N/A

----------------- -------------------------------------------------------------

       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                  IS REQUIRED PURSUANT TO ITEMS              2(d) OR 2(e).  [ ]

----------------- -------------------------------------------------------------

       6          CITIZENSHIP OR PLACE OF ORGANIZATION.

                  Ontario, Canada
----------------- ---------- --------------------------------------------------

Number of         7          SOLE VOTING POWER:
Shares
Beneficially
Owned by
each
Reporting
Person with

----------------- ---------- --------------------------------------------------

                  8          SHARED VOTING POWER:     6,232,992

----------------- ---------- --------------------------------------------------

                  9          SOLE DISPOSITIVE POWER:

----------------- ---------- --------------------------------------------------

                  10         SHARED DISPOSITIVE POWER:    6,232,992

----------------- -------------------------------------------------------------

11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

                  6,232,992
----------------- -------------------------------------------------------------

12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*  [ ]

----------------- -------------------------------------------------------------

13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   56.1%
                                                                     ---------

----------------- -------------------------------------------------------------

14                TYPE OF REPORTING PERSON*     CO

----------------- -------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------                  -----------------------------
CUSIP NO.       927341107                         PAGE    2    OF    6    PAGES
          ----------------------                       -------    -------
--------------------------------                  -----------------------------


----------------- -------------------------------------------------------------

       1          NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON.

                  Laboratoires MDS Quebec Ltee
----------------- -------------------------------------------------------------

       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*.    (a) [ ]

                                                                        (b) [X]
----------------- -------------------------------------------------------------

       3          SEC USE ONLY
----------------- -------------------------------------------------------------

       4          SOURCE OF FUNDS*     N/A

----------------- -------------------------------------------------------------

       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                  IS REQUIRED PURSUANT TO ITEMS              2(d) OR 2(e).  [ ]

----------------- -------------------------------------------------------------

       6          CITIZENSHIP OR PLACE OF ORGANIZATION.

                  Quebec, Canada
----------------- ---------- --------------------------------------------------

Number of         7          SOLE VOTING POWER:
Shares
Beneficially
Owned by
each
Reporting
Person with

----------------- ---------- --------------------------------------------------

                  8          SHARED VOTING POWER:     6,232,992

----------------- ---------- --------------------------------------------------

                  9          SOLE DISPOSITIVE POWER:

----------------- ---------- --------------------------------------------------

                  10         SHARED DISPOSITIVE POWER:    6,232,992

----------------- -------------------------------------------------------------

11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

                  6,232,992
----------------- -------------------------------------------------------------

12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*  [ ]

----------------- -------------------------------------------------------------

13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    56.1%
                                                                     ----------

----------------- -------------------------------------------------------------

14                TYPE OF REPORTING PERSON*     CO

----------------- -------------------------------------------------------------



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------                  -----------------------------
CUSIP NO.       927341107                         PAGE    3    OF    6    PAGES
          ----------------------                       -------    -------
--------------------------------                  -----------------------------


----------------- -------------------------------------------------------------

       1          NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON.

                  MDS INC.

----------------- -------------------------------------------------------------

       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*.    (a) [ ]
                                                                        (b) [X]

----------------- -------------------------------------------------------------

       3          SEC USE ONLY

----------------- -------------------------------------------------------------

       4          SOURCE OF FUNDS*     N/A

----------------- -------------------------------------------------------------

       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                  IS REQUIRED PURSUANT TO ITEMS               2(d) OR 2(e). [ ]

----------------- -------------------------------------------------------------

       6          CITIZENSHIP OR PLACE OF ORGANIZATION.

                  Ontario, Canada

----------------- ---------- --------------------------------------------------

Number of         7          SOLE VOTING POWER:
Shares
Beneficially
Owned by
each
Reporting
Person with

----------------- ---------- --------------------------------------------------

                  8          SHARED VOTING POWER:     6,232,992

----------------- ---------- --------------------------------------------------

                  9          SOLE DISPOSITIVE POWER:

----------------- ---------- --------------------------------------------------

                  10         SHARED DISPOSITIVE POWER:    6,232,992

----------------- -------------------------------------------------------------

11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

                  6,232,992
----------------- -------------------------------------------------------------

12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*  [ ]

----------------- -------------------------------------------------------------

13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    56.1%
                                                                     ----------

----------------- -------------------------------------------------------------

14                TYPE OF REPORTING PERSON*     CO

----------------- -------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  SECURITY AND ISSUER.

         Shares of Common Stock, $0.01 par value

         Food Technology Service, Inc.
         502 Prairie Mine Road
         Mulberry, Florida  33860   USA


Item 2.  IDENTITY AND BACKGROUND


         N/A



Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


         N/A


Item 4.  PURPOSE OF TRANSACTION

         The purpose of the transaction is to provide that MDS Nordion Inc. ("Nordion"), effective February 4, 2000, waive its right to convert interest accruing on the outstanding debt of Food Technology Service, Inc. ("FTSI") into shares of FTSI, until January 1, 2001. FTSI and Nordion have agreed that interest payable on FTSI's outstanding indebtedness to Nordion, effective as of February 4, 2000 accrue to Nordion on a calendar quarter basis at the rate of Nation's Bank prime rate in effect on the 1st day of each quarter, plus 1% and payable on the last day of each quarter.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER


         N/A



Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.



         See item 4.


Item 7.  MATERIALS TO BE FILED AS EXHIBITS



         Letter Agreement dated April 28, 2000.

                                   SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief the undersigned certify that the information set forth in this statement is true and correct.


Dated:  April 28, 2000



                                       MDS NORDION INC.,


                                       By: /s/ David L. Nicholds
                                          -------------------------------------
                                       Name:   David L. Nicholds
                                       Title:  Vice President, General Counsel



                                       MDS INC.,


                                       By: /s/ Peter E. Brent
                                          -------------------------------------
                                       Name:   Peter E. Brent
                                       Title:  Senior Vice President & General
                                               Counsel




                                       LABORATORIES MDS QUEBEC LTEE.


                                       By: /s/ Peter E. Brent
                                          -------------------------------------
                                       Name:   Peter E. Brent
                                       Title:  Senior Vice President & General
                                               Counsel